SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn: Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Howard L. Shecter, Esq.

Orrick, Herrington & Sutcliffe, LLP

666 Fifth Avenue

New York, NY  10103-0001

212-506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80862K104

1	Name of Reporting Person: Paolo Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Claudio Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

15	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.

16	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

17	SEC Use Only

18	Source of Funds: AF

19	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

20	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	21	Sole Voting Power: 0

	22	Shared Voting Power: 9,853,261

	23	Sole Dispositive Power: 0

	24	Shared Dispositive Power: 9,853,261

25	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

26	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

27

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

28	Type of Reporting Person: CO

CUSIP No. 80862K104

29	Name of Reporting Person: Defiante Farmaceutica S.A.

30	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

31	SEC Use Only

32	Source of Funds: WC, AF

33	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

34	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	35	Sole Voting Power: 0

	36	Shared Voting Power: 9,853,261

	37	Sole Dispositive Power: 0

	38	Shared Dispositive Power: 9,853,261

39	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

40	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

41

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

42	Type of Reporting Person: CO

CUSIP No. 80862K104

43	Name of Reporting Person: Aptafin S.p.A.

44	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

45	SEC Use Only

46	Source of Funds: WC, AF

47	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

48	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	49	Sole Voting Power: 0

	50	Shared Voting Power: 9,853,261

	51	Sole Dispositive Power: 0

	52	Shared Dispositive Power: 9,853,261

53	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

54	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

55

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

56	Type of Reporting Person: CO

CUSIP No. 80862K104

57	Name of Reporting Person: Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA

58	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

59	SEC Use Only

60	Source of Funds: WC, AF

61	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

62	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	63	Sole Voting Power: 0

	64	Shared Voting Power: 9,853,261

	65	Sole Dispositive Power: 0

	66	Shared Dispositive Power: 9,853,261

67	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

68	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

69

Percent of Class Represented by Amount in Row 11:
21.3% (based on 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission on March 13, 2009).

70	Type of Reporting Person: CO

CUSIP No. 80862K104

This Amendment No. 2 relates to the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on December 16, 2008, by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”), Defiante Farmaceutica S.A. (“Defiante”), Aptafin S.p.A. (“Aptafin”) and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA (“Chaumiere”) (Chaumiere, together with Aptafin, Defiante, Sigma-Tau, Claudio Cavazza and Paolo Cavazza, are the “Reporting Persons”.) relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 2, 2009 by the Reporting Persons.

Item 4.                Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2009, the Reporting Persons and the Issuer entered into a certain settlement agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Issuer has taken the following actions: (i) increased the size of its Board of Directors (the “Board”) from seven (7) to ten (10) members; (ii) appointed Professor Trevor Jones, Mr. Gregg Lapointe and Dr. Roberto Camerini (the “Sigma-Tau Directors”) to fill the vacancies on the Board; (iii) added the Sigma-Tau Directors to the committees of the Board as set forth in the Settlement Agreement; and (iv) adopted an exemption to the Rights Agreement dated as of December 19, 2006 between the Issuer and Mellon Investor Services LLC to permit the Sigma-Tau Directors to receive the equity compensation awards customarily offered to all non-employee directors of the Issuer.

The Issuer also agreed that the Board and all applicable committees of the Board will nominate no more than eight (8) members for election to the Board at the 2009 Annual Meeting and will take all actions necessary to (i) reduce the size of the Board to eight (8) members effective at the 2009 Annual Meeting; (ii) nominate the Sigma-Tau Directors, together with Dean S. Woodman, Friedhelm Blobel, John S. Saxe, Ira D. Lawrence and Richard J. Hawkins (collectively, the “Incumbent Directors”), for election to the Board at the 2009 Annual Meeting, with terms expiring at the Issuer’s 2010 annual stockholder meeting (the “2010 Annual Meeting”); (iii) recommend, and reflect such recommendation in the Issuer’s definitive proxy statement in connection with the 2009 Annual Meeting, that the stockholders of the Issuer vote to elect the Sigma-Tau Directors at the 2009 Annual Meeting; and (iv) solicit and use its reasonable best efforts to obtain proxies in favor of the election of the Sigma-Tau Directors at the 2009 Annual Meeting, in the same manner as for the Incumbent Directors. The Issuer also agreed to hold the 2009 Annual Meeting no later than June 15, 2009 and the 2010 Annual Meeting during the second week of June 2010, subject only to those reasonable delays, if any, which are necessitated by the selection by the Reporting Persons of any replacement directors (as described below).

Additionally, the Issuer agreed that, while any of the Sigma-Tau Directors remains in office, if a Sigma-Tau Director resigns or is otherwise unable to serve as a director or is removed for cause as a director, the Reporting Persons will have the right to designate and substitute a person or persons for appointment to the Board as a replacement director, subject to evaluation and approval by the Issuer’s Nominating and Corporate Governance Committee (the “Nominating Committee”) in good faith.

CUSIP No. 80862K104

Further, the Issuer agreed that, following the 2009 Annual Meeting and prior to the 2010 Annual Meeting, it will not (i) increase the size of the Board to more than eight (8) directors; (ii) increase the size of any committees of the Board; or (iii) take any other action to materially limit or restrict the rights of or time allotted to its stockholders to nominate persons for election to the Board. In addition, the Issuer agreed that any current director of the Issuer who does not continue as a director following the 2009 Annual Meeting will not, without the prior consent of the Reporting Persons, be invited to the Board meetings of the Issuer or be compensated in any way for services as an advisory Board member or otherwise.

Pursuant to the Settlement Agreement, the Reporting Persons have withdrawn the formal notice and nomination delivered to the Issuer on December 31, 2008. The Reporting Persons also agreed (i) to vote all of the Common Stock beneficially owned by them for each of the Incumbent Directors and Sigma-Tau Directors and (ii) not to submit any additional proposals or nominations for election to the Board at the 2009 Annual Meeting.

Except as otherwise permitted by the Settlement Agreement, the Reporting Persons agreed not to, and to cause their affiliates and associates under their control or direction not to, for a period ending December 31, 2009: (i) solicit proxies or consents to vote any securities of the Issuer or become a participant in any contested solicitation for the election of directors with respect to the Issuer; (ii) purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities of the Issuer; (iii) form, join or in any way participate in any 13(d) group with respect to the Common Stock (other than a group comprised solely of the Reporting Persons); (iv) deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than solely among the Reporting Persons; or (v) discuss publicly the circumstances surrounding the negotiation and execution of the Settlement Agreement. In addition, except as otherwise permitted by the Settlement Agreement, the Reporting Persons agreed not to, and to cause their affiliates and associates under their control or direction not to, for a period ending one year from the execution of the Settlement Agreement, (i) seek, alone or in concert with others, (a) to call a special meeting of the Issuer’s stockholders, or (b) the removal of any member of the Board; or (ii) publicly disclose any request to amend, waive or terminate any provision of the Settlement Agreement.

Notwithstanding the foregoing, the Reporting Persons, and any affiliate or associate of a Reporting Person, will be entitled to: (i) except as set forth above, vote their shares of Common Stock in favor of the election of the Sigma-Tau Directors at the 2009 Annual Meeting and otherwise vote as the Reporting Persons determine in their sole discretion; (ii) disclose how they intend to vote or act with respect to any securities of the Issuer, any stockholder proposal or other matter to be voted on by the stockholders of the Issuer and the reasons therefor; (iii) announce their opposition to any Board approved proposals related to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer; (iv) except as set forth above, vote their shares of Common Stock in their discretion on any matter submitted to a vote of the stockholders of the Issuer; (v) propose a slate of nominees for election as directors and/or one or more proposal(s) for consideration or approval by stockholders at the 2010 Annual Meeting in order to comply with the advance notice provisions or other requirements of the Issuer’s Certificate of Incorporation or Bylaws, as amended; (vi) in the event a special meeting is called by a stockholder of the Issuer with respect to the removal of directors, (a) vote all their shares of

CUSIP No. 80862K104

Common Stock in favor of the Sigma-Tau Directors and (b) solicit proxies to vote against the removal of the Sigma-Tau Directors; and (vii) make any public announcement with respect to, and offer to effect, seek or propose a merger, acquisition, disposition or other business combination involving the Issuer.

The Settlement Agreement will terminate on the earlier of the following: (i) the 2010 Annual Meeting; (ii) at the option of the Issuer, upon a material breach by the Reporting Persons of any obligation thereunder which has not been cured within 14 days after the Reporting Persons receive notice of such breach from the Issuer; (iii) at the option of the Reporting Persons, upon a material breach by the Issuer of any obligation thereunder which has not been cured within 14 days after the Issuer receives notice of such breach from the Reporting Persons; (iv) at the option of the Reporting Persons, in the event the Board approves a material deviation from the Issuer’s anticipated research and development expenditure plans for 2009 and 2010 as previously provided in writing to the Reporting Persons; or (v) at any time, upon the written consent of all of the parties to the Settlement Agreement.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to the full text of the Settlement Agreement. A copy of the Settlement Agreement is filed as Exhibit 13 hereto and is incorporated herein by reference. Pursuant to the terms of the Settlement Agreement, the Issuer issued a press release on March 31, 2009 announcing the execution of the Settlement Agreement and describing its material terms.

Except as set forth herein or as would occur upon completion of any of the actions described herein, the Reporting Persons have no definite plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The adoption of any plan or proposal relating to a transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D will depend upon overall market and industry conditions, other investment opportunities available to the Reporting Persons, the Issuer’s financial position and investment strategy, and the availability of the Issuer’s shares at prices that would make the acquisition of additional shares desirable.

Consistent with the Settlement Agreement, the Reporting Persons may take such action with respect to their investment in the Issuer as they deem appropriate including, without limitation, having discussions with other stockholders and other relevant parties, and engaging in discussions with and making suggestions to the Board and the management of the Issuer, concerning changes to the capitalization, ownership structure, business, operations, strategy, future plans, management, Board composition or governance of the Issuer.

Item 5.                Interest in Securities of the Company.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a), (b) As of the close of business on March 9, 2009, the Reporting Persons beneficially own an aggregate of 9,853,261 shares of Common Stock of the Issuer, representing 21.3% of the Common Stock outstanding. Because they may be considered a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own (i) the 822,815 shares directly owned

CUSIP No. 80862K104

by Paolo Cavazza, (ii) the 394,615 shares directly owned by Claudio Cavazza, (iii) the 6,580,938 shares directly owned by Defiante, (iv) the 765,841 shares directly owned by Aptafin and (v) the 1,289,052 shares directly owned by Chaumiere. References to beneficial ownership are made herein solely with respect to U.S. securities laws.

Percentage interest calculations for the Reporting Persons are based upon the Issuer having 46,219,562 shares of Common Stock outstanding as of March 9, 2009, as reported by the Issuer in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 13, 2009.

References to voting power and dispositive power are made herein solely with respect to U.S. securities laws.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Paolo Cavazza may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Claudio Cavazza may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Claudio Cavazza shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Claudio Cavazza has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Claudio Cavazza shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Sigma-Tau may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Sigma-Tau has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Sigma-Tau shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Sigma-Tau has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Sigma-Tau shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Defiante may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Defiante has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Defiante shares

CUSIP No. 80862K104

the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Defiante has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Aptafin may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Aptafin has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Chaumiere may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Chaumiere has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Chaumiere shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Chaumiere shares the power to dispose or to direct the disposition is 9,853,261.

To the best knowledge of the Reporting Persons, none of the executive officers or directors listed on Schedule A hereto, except for those who are Reporting Persons, own any Common Stock directly. By virtue of their position as executive officers or directors of Sigma-Tau, Defiante, Aptafin or Chaumiere, the persons listed on Schedule A may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by Reporting Persons. The persons listed on Schedule A, except for those who are Reporting Persons, disclaim beneficial ownership of the Common Stock beneficially owned by Reporting Persons.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 30, 2009, the Issuer and the Reporting Persons entered into the Settlement Agreement, as discussed in further detail in Item 4. As required by the Settlement Agreement, the board of directors of the Issuer adopted an exemption to the Rights Agreement dated as of December 19, 2006 between the Issuer and Mellon Investor Services LLC to permit the Sigma-Tau Directors to receive the equity compensation awards customarily offered to all non-employee directors of the Issuer.

CUSIP No. 80862K104

Item 7.	Material to be filed as Exhibits.

Exhibit 13	Settlement Agreement, dated March 30, 2009, by and among the Reporting Persons and the Issuer

 [Signature pages to follow]

CUSIP No. 80862K104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 31, 2009

PAOLO CAVAZZA

By:	/s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

CLAUDIO CAVAZZA

By:	/s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By:	/s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By:	/s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact

CUSIP No. 80862K104

APTAFIN S.P.A.

By:	/s/ Maurizio Terenzi
	Name:	Maurizio Terenzi
	Title:	Attorney-in-fact and Managing Director

CHAUMIERE-CONSULTADORIA E SERVICOS, SOCIEDADE UNIPESSOAL, LDA

By:	/s/ Maurizio Terenzi
Name: Maurizio Terenzi
Title: Attorney-in-fact